Exhibit E

EXECUTION VERSION

SUBSCRIPTION AGREEMENT

by and among

RUHNN1106 INVESTMENT LIMITED

PROFITWISE LIMITED

SHANGHAI HECHEN ENTERPRISE MANAGEMENT CENTER (LIMITED PARTNERSHIP) (上海贺琛企业管理中心（有限合伙）)

SHANGHAI YINGJUN ENTERPRISE MANAGEMENT CENTER (LIMITED PARTNERSHIP) (上海映鋆企业管理中心（有限合伙）)

and

RUNION HOLDING LIMITED

DATED AS OF FEBRUARY 3, 2021

i

ii

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Agreement”) is entered into as of February 3, 2021 by and among (i) RUNION Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and (ii) the parties listed on Schedule A attached hereto (each, an “Investor” and collectively, the “Investors”). Parent and the Investors are referred hereinafter as collectively the “Parties” and individually a “Party”. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Parent is the sole owner of all issued and outstanding equity interests of RUNION Mergersub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Merger Sub”);

WHEREAS, Parent, Merger Sub and Ruhnn Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”) have, concurrently with the execution of this Agreement, entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, in order to obtain financing for the Merger and other transactions contemplated under the Merger Agreement and for general corporate purposes following the consummation of the Merger and the other transactions contemplated under the Merger Agreement, Parent wishes to issue certain Class A Ordinary Shares of Parent (the “Subscribed Shares”) to the Investors, and the Investors wish to subscribe for such Subscribed Shares on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1 Certain Definitions. The following terms, when used in this Agreement, shall have the respective meanings ascribed to them below:

“Action” means any litigation, suit, claim, action, proceeding or investigation.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly,

controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting equity, by contract or otherwise, and the terms “controlled” and “controlling” has meanings correlative to the foregoing.

“Business Days” means any day other than a Saturday, Sunday or other day which is a legal holiday under the laws of New York, the Cayman Islands, Hong Kong or the PRC, or is a day on which the banks in New York City, the Cayman Islands, Hong Kong, or the PRC are authorized by law or executive order to be closed.

“Class A Ordinary Shares” means the class A ordinary shares, par value $0.000000001 per share, of Parent.

“Class B Ordinary Shares” means the class B ordinary shares, par value $0.000000001 per share, of Parent.

“Closing” and “Closing Date” each has the meaning ascribed to it in the Merger Agreement.

“Contract” shall mean any note, bond, mortgage, indenture, Lease, license, permit, concession, franchise, contract, agreement, arrangement, plan or other instrument, right or obligation.

“Effective Time” has the meaning ascribed to it in the Merger Agreement.

“Governmental Entity” means any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (whether foreign, federal, state, local or supranational) or any self-regulatory or quasi-governmental authority.

“Indemnified Party” means any Person claiming indemnification under any provision of ARTICLE VIII.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of ARTICLE VIII.

“Indemnity Notice” means written notification pursuant to Section 8.3 of a Third-Party Claim or a non-Third-Party Claim, as applicable, as to which indemnity pursuant to Section 8.1 or Section 8.2 is sought by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying, to the extent possible, the nature of and basis for such claim and for the Indemnified Party’s claim against the Indemnifying Party under Section 8.1 or Section 8.2, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of the Indemnified Party’s Losses in respect of such claim.

“Laws” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, Order, ordinance or other pronouncement of any Governmental Entity.

“Liability” means any obligation, indebtedness or other liability of a Person, whether absolute, matured, accrued, contingent, fixed or otherwise, and whether due or to become due or asserted or unasserted.

“Lien” means any mortgage, pledge, assessment, security interest, lease, lien, survey matter, title defect, adverse claim, levy, charge, easement, right-of-way, option, right of first refusal, preemptive right, put, call or other transfer restriction or other encumbrance of any kind, whether voluntary or involuntary (including any conditional sale Contract, title retention Contract or Contract committing to grant any of the foregoing), in each case, other than Liens imposed pursuant to this Agreement or applicable securities Laws.

“Limited Guarantees” means the limited guarantees that each of the Investors is entering into in favor of the Company concurrently with the execution and delivery of the Merger Agreement.

“Loss” or “Losses” means any and all losses, costs, Liabilities, damages, obligations, settlement payments, corrective or remedial costs, awards, judgments, fines, penalties, interest, claims, expenses (including reasonable fees of counsel or other qualified advisors) or diminution in value, including any Losses incurred as a result of such Person’s direct or indirect ownership interest in Parent or any of its Subsidiaries or parent companies.

“Material Adverse Effect” means any change, event, effect or circumstance which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent; provided, however, that no effect arising out of, relating to or resulting from any of the following shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, (ii) changes in GAAP or any interpretation thereof after the date hereof, (iii) changes that are the result of factors generally affecting the principal industries in which Parent operates, (iv) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, or other change in any applicable Law of or by any Governmental Entity, (v) geopolitical conditions, any outbreak or escalation of war or major hostilities, any act of sabotage or terrorism, natural or man-made disasters, pandemic (including COVID-19), epidemic or other public health crises, other force majeure events or other comparable events or outbreaks, including any worsening of such conditions thereof, (vi) any announcement, disclosure, pendency or consummation of the Merger, including any initiation of shareholder litigation or any other legal proceeding relating to the Merger Agreement, (vii) any action taken by Parent or Merger Sub at the request or with the consent of any Investor or any of its respective Affiliates or otherwise contemplated or permitted by this Agreement, (viii) the failure by Parent or Merger Sub to take any action at the request or with the consent of any Investor or any of its respective Affiliates, (ix) any breach of this Agreement by any Investor; provided, further, that effects set forth in clauses (i) and (iii) above may be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur if and to the extent such effects individually or in the aggregate have a materially disproportionate impact on Parent relative to the other participants in the principal industries and geographic markets in which Parent conducts its businesses (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect).

“NASDAQ” means The NASDAQ Global Select Market.

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Entity of competent jurisdiction.

“Organizational Documents” means, with respect to any Person, the certificate of incorporation, articles of incorporation, certificate of formation, bylaws, memorandum and articles of association, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement or other similar organizational documents, as applicable, of such Person, in each case, as amended.

“Permit” means all permits, licenses, franchises, exemptions, registrations, certificates, approvals, consents, exemptive orders, directed “no-action” positions or other authorizations required by applicable Law.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint share company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Rollover Agreement” means the rollover agreement entered into by and among certain shareholders of the Company, Parent and Merger Sub on the date of the Merger Agreement.

“SEC” means the Securities and Exchange Commission.

“Securities” means, with respect to any Person, shares, debentures, stocks, bonds, notes, interests in a collective investment scheme, units, warrants, and options in or other securities of such Person.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, (a) of which (i) at least a majority of the outstanding shares of equity capital, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (ii) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership; or (b) which is a consolidated variable interest entity of such Person under generally accepted accounting principles in the United States.

Section 1.2 Other Defined Terms. The following terms have the meanings assigned to such terms in the Sections of the Agreement set forth below opposite such term:

Definition	Location
“Aggregate Merger Consideration”	Section 5.6
“Agreement”	Preamble
“Arbitrator”	Section 9.8
“Company”	Recitals
“Deductible”	Section 8.4(b)
“HKIAC”	Section 9.8
“Investor”	Recitals
“Merger”	Recitals
“Merger Agreement”	Recitals
“Merger Sub”	Recitals
“Parent”	Recitals
“Parties” or “Party”	Recitals
“Proportionate Pro Forma Ownership”	Section 5.5(a)
“Share Closing”	Section 2.2
“Share Closing Date”	Section 2.2
“Subscribed Shares”	Recitals
“Subscription Price”	Section 2.1(b)
“Transaction Costs”	Section 5.6

Section 1.3 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean U.S. Dollars;

(d) references herein to a specific Section, Subsection, Recital or Annex shall refer, respectively, to Sections, Subsections, Recitals or Annexes of this Agreement;

(e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided that nothing contained in this clause (g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) references herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof;

(j) references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(k) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder; and

(l) The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

SUBSCRIPTION

Section 2.1 Subscription of Shares by the Investors. Subject only to the conditions set forth in Section 6.1:

(a) On the Share Closing Date, Parent shall issue and deliver to each Investor, and each Investor shall purchase and accept from Parent, at the Share Closing, that number of the Subscribed Shares set forth opposite each Investor’s name in Schedule A hereto.

(b) On the Share Closing Date, as consideration for the Subscribed Shares each Investor subscribes for hereunder, such Investor shall pay to Parent an aggregate purchase price equal to the purchase price set forth opposite such Investor’s names in Schedule A hereto to subscribe for the amount of the Subscribed Shares set forth opposite such Investor’s names in Schedule A hereto (with respect to each such Investor, the “Subscription Price”).

Section 2.2 Share Closing. Subject only to the conditions set forth in Section 6.1, the closing of the subscription and issuance of the Subscribed Shares contemplated hereby (the “Share Closing”) shall be conducted remotely by exchange of documents and signatures on a date prior to the Closing Date as Parent and the Investors may mutually agree (the “Share Closing Date”).

Section 2.3 Deliverables of Parent. As soon as practicable after the Share Closing, Parent shall deliver to each of the Investors (i) a certified true copy of the register of members of Parent showing such Investor as the holder of Subscribed Shares in the number set forth opposite such Investor’s name in Schedule A hereto and (ii) an original share certificate for the amount of the respective Subscribed Shares in the name of such Investor.

Section 2.4 Closing Obligations of the Investors. At the Share Closing, each Investor shall make payment of such Investor’s Subscription Price in immediately available funds in cash in U.S. Dollars, paid to such bank account as designated by Parent in writing at least one (1) Business Day prior to the Share Closing Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to each of the Investors that the statements contained in this ARTICLE III are true and correct as of the date hereof and will be true and correct as of the Share Closing Date:

Section 3.1 Organization and Qualification. Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted.

Section 3.2 Authorization. Parent has necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by its board of directors, and no other corporate action is required on the part of Parent in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery hereof by the other parties, this Agreement constitutes the valid and legally binding obligation of Parent, enforceable against Parent in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to creditors’ rights generally or general equitable principles.

Section 3.3 Non-contravention; Governmental Approvals.

(a) Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions by Parent contemplated hereby will, with or without notice or lapse of time or both, (i) violate any provision of Parent’s memorandum and articles of association, (ii) violate any Law or Order to which Parent or any of its assets or properties is subject, or (iii) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any agreement to which Parent is a party, except in the case of (iii) for modifications, violations, defaults, accelerations or creations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) The execution and delivery by Parent of this Agreement do not and will not, and the performance by Parent of this Agreement and the consummation of the transactions contemplated hereby will not, require any Permit of, or filing with, any Governmental Entity, except for (i) compliance with any applicable requirements of the Exchange Act; (ii) the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Law; (iii) such filings with the SEC as may be required to be made by Parent and Merger Sub in connection with this Agreement and the transactions contemplated hereby, including the filing of the Schedule 13E-3; (iv) such filings as may be required under the rules and regulations of the NASDAQ in connection with this Agreement or the transactions contemplated hereby; or (v) such filings as may be required in connection with state and local transfer Taxes), as applicable.

Section 3.4 Capitalization; Ownership.

(a) As of the date of this Agreement and as of the Share Closing Date, (i) the authorized share capital of Parent consists solely of 25,000,000,000,000 Class A Ordinary Shares and 25,000,000,000,000 Class B Ordinary Shares, and (ii) there is one (1) issued and outstanding ordinary share, par value $0.000000001 per share, of Merger Sub, which is held by Parent.

(b) Schedule B attached hereto sets forth all of the Securities of Parent which shall be issued and outstanding as of immediately following the Closing and the owners of such Securities, assuming the completion of the transactions contemplated hereby and under the Rollover Agreement.

(c) All of Subscribed Shares of Parent and all Securities of the Merger Sub are or will be as of the Share Closing Date duly authorized, validly issued, fully paid and non-assessable.

Section 3.5 Operations; Subsidiaries.    Parent and Merger Sub were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, and have not conducted any business prior to the date hereof other than in connection with their formation or related to the transactions contemplated by the Merger Agreement. Except for obligations or liabilities incurred in connection with their formation and related to the transactions contemplated by the Merger Agreement, Parent and Merger Sub have not incurred and will not incur, prior to the Effective Time, directly or indirectly, through any Subsidiary or Affiliate (other than the Company and their Subsidiaries), any obligations or liabilities or entered into any agreements or arrangements with any Person or, solely with respect to Parent, engaged in any business activities of any type or kind whatsoever. Other than Merger Sub, there are no other corporations, partnerships, joint ventures, associations, or entities through which Parent conducts business, or other entities in which either Parent controls or owns, of record or beneficially, any direct or indirect equity or other interest.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

Each Investor represents and warrants to Parent that the statements contained in this ARTICLE IV are true and correct as of the date hereof and will be true and correct as of the Share Closing Date:

Section 4.1 Organization. Each Investor is a company or limited partnership duly organized, validly existing, and in good standing under the Laws of its formation or incorporation and has full power and authority to own, lease or otherwise hold and operate its properties and assets and to carry on its business as presently conducted. Each Investor is duly qualified or licensed to do business and is in good standing, as applicable, in each jurisdiction where the character of the assets or properties owned, leased or otherwise held and operated by it or the nature of its activities makes such qualification or licensing necessary.

Section 4.2 Authorization.    Each Investor has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each Investor of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action. This Agreement has been duly executed and delivered by each Investor and, assuming the due authorization, execution and delivery hereof by Parent, this Agreement constitutes the valid and legally binding obligation of such Investor enforceable against such Investor in accordance with its terms, except as may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affective creditors’ rights generally or general equitable principles.

Section 4.3 Non-contravention; Governmental Approvals.

(a) Neither the execution, delivery or performance of this Agreement by each Investor nor the consummation of the transactions by such Investor contemplated hereby will, with or without notice or lapse of time or both, (i) violate any provision of its Organizational Documents, (ii) violate any Law or Order or other restriction of any Governmental Entity to which it is subject, (iii) give rise to any preemptive or similar rights on behalf of any Person, or (iv) conflict with, result in a breach of, constitute a default under, result in the acceleration of any right or obligation under, create in any party the right to accelerate, terminate, modify, cancel or require any consent, notice or other action under or result in the creation of a Lien on any of such assets or properties under, any Contract or Permit to which it is a party or by which it is bound or to which it or any of its assets or properties may be subject.

(b) The execution and delivery by any Investor of this Agreement do not and will not, and the performance by such Investor of this Agreement and the consummation of the transactions contemplated hereby will not, require any Permit of, or filing with or notification to, any Governmental Entity or any other Person.

Section 4.4 No Action. There is no Action pending against each Investor, or, to the knowledge of such Investor, threatened against it or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by it of its obligations hereunder.

Section 4.5 Brokers’ Fees. No agent, broker, finder, investment banker, financial advisor or other Person will be entitled to any fee, commission or other compensation in connection with any of the Transactions on the basis of any act, arrangement or statement made by any Investor, any of its Affiliates or any investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of such Investor or any such Affiliate.

Section 4.6 Purchase Entirely for Own Account. This Agreement is made with each Investor in reliance upon such Investor’s representation, which by such Investor’s execution of this Agreement such Investor hereby confirms, that the Subscribed Shares will be acquired for investment for such Investor’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of any applicable Laws, and that no Investor has any present intention of selling, granting any participation in, or otherwise distributing the same, except as otherwise specifically contemplated by this Agreement.

Section 4.7 Sufficient Funds. Each Investor has available to it funds in excess of the sum of (i) its Subscription Price, (ii) all of its other commitments and obligations under this Agreement and any other Transaction Documents to which it is a party, and (iii) all other liabilities it currently has outstanding.

ARTICLE V

COVENANTS

Section 5.1 Actions Related to the Merger Agreement. Parent agrees that it shall, and shall cause Merger Sub to, comply with the Merger Agreement and use reasonable best efforts to satisfy all of the conditions to the Closing for the Company’s benefit set forth in the Merger Agreement and take (or cause to be taken) all appropriate actions and do (or cause to be done) all things necessary, proper or advisable under applicable Law, or otherwise to consummate and make effective the Transactions under the Merger Agreement as promptly as practicable.

Section 5.2 Amendments to Limited Guarantees. Each Investor agrees for the benefit of the other Parties that it shall not enter into, grant or approve any amendment, modification, assignment, waiver or termination of the Limited Guarantee to which such Investor, as applicable, is a party.

Section 5.3 Litigation. Parent shall notify each Investor in writing of any Action or dispute arising in connection with the Merger Agreement.

Section 5.4 Efforts. Each of the Parties shall, as promptly as practicable, make, or cause to be made, all SEC filings and other filings, notices and submissions under Laws applicable to it, or to its subsidiaries or Affiliates, as may be required in connection with the Merger, the other transactions contemplated by the Merger Agreement, and the transactions contemplated hereby, and shall use its commercially reasonable efforts to obtain, or cause to be obtained, any authorizations, approvals, consents and waivers from any Governmental Entities necessary or advisable to be obtained by it, or its Affiliates, in connection with the Transactions or the transactions contemplated hereby. Subject to applicable Laws relating to the exchange of information and the preservation of any applicable attorney-client privilege, work-product doctrine or similar privilege, each of the Investors, on the one hand, and Parent, on the other hand, shall have the right to review and comment on in advance, and to the extent practicable will consult with one another on, all the information relating to such Party or Parties, that appear in any filing made with, or written materials submitted to, the SEC or any other Governmental Entity in connection with the Merger, the other transactions contemplated by the Merger Agreement, and the Transactions. In exercising the foregoing right, each Party shall cooperate and act reasonably and as promptly as practicable.

Section 5.5 Expenses.

(a) In the event of termination of the Merger Agreement in which Parent realizes any value (in the form of a termination fee, expense reimbursement, damages or otherwise), each Investor shall be entitled to share in such realized value pro rata in accordance with their proposed respective aggregate pro forma fully-diluted equity ownership in Parent as set forth in the last column in Schedule B attached hereto (“Proportionate Pro Forma Ownership”).

(b) In the event of termination of the Merger Agreement in which a reverse termination fee or other amount (including any expense reimbursement by Parent to the Company) is payable by Parent to the Company, each Investor shall be responsible for such payment on a pro rata basis in accordance with their respective Proportionate Pro Forma Ownership; provided that, notwithstanding the Limited Guarantees that the Investors have provided to the Company, if the sole reason that Parent is obligated to pay a reverse termination fee or other amount (including any expense reimbursement by Parent to the Company) to the Company in accordance with the Merger Agreement is a breach by any Investor of its obligations under this Agreement to fund the Subscription Price at the Share Closing in accordance with the terms and subject to the conditions hereof, and Parent is not in breach of its obligations under this Agreement (as mutually determined in good faith (and agreed in writing) by the Parties), such Investor shall have sole responsibility for payment of such reverse termination fee and other amount (including any expense reimbursement by Parent to the Company) to the Company in accordance with the Merger Agreement.

(c) Notwithstanding the Limited Guarantees that the Investors have provided to the Company, if the Merger is not eventually consummated without any breach by Parent or by any Investor of this Agreement, each Investor agrees to share, on a pro rata basis in accordance with their respective Proportionate Pro Forma Ownership, fees and out-of-pocket expenses payable by Parent in connection with the Merger incurred prior to the termination of the Merger Agreement, including any fees and expenses incurred in the defense, pursuit or settlement of any disputes or litigation relating to the Merger.

(d) Notwithstanding the Limited Guarantees that the Investors have provided to the Company, if the Merger is not consummated due to the unilateral breach by any Investor, such Investor shall be responsible for all fees and out-of-pocket expenses of the Parties related to the Merger including, but not limited to, the legal fees of counsel and costs associated with the incorporation and maintenance of the registration of Parent with the Registrar of Companies in the Cayman Islands.

(e) Notwithstanding the Limited Guarantees that the Investors have provided to the Company, if the Merger is not consummated due to a breach by any Investor and Parent, such Investor shall be responsible, on a pro rata basis in accordance with the Proportionate Pro Forma Ownership of such Investor, for all fees and out-of-pocket expenses of the Parties related to the Merger including, but not limited to, the legal fees of counsel and costs associated with the incorporation and maintenance of the registration of Parent with the Registrar of Companies in the Cayman Islands.

Section 5.6 Use of Proceeds. Parent hereby acknowledges and agrees that the proceeds of the aggregate Subscription Price hereunder shall be used by Parent solely for the purpose of enabling Parent to (i) pay the total amount of Merger Consideration and the Option Consideration to consummate the Merger pursuant to and in accordance with the Merger Agreement at the time of Closing (the “Aggregate Merger Consideration”), (ii) pay all other amounts required to be paid by Parent and Merger Sub pursuant to the Merger Agreement, (iii) pay any and all fees and expenses related thereto or otherwise incurred in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement, and (iv) satisfy all of Parent’s and Merger Sub’s other payment obligations in connection with the Merger and the other transaction contemplated by the Merger Agreement (the amounts under sub-clauses (ii) and (iv) collectively, the “Transaction Costs”). Parent hereby acknowledges, agrees and confirms that the aggregate amount of the Subscription Price hereunder shall be sufficient to pay the full amount of the sum of Aggregate Merger Consideration and the Transaction Costs pursuant to, and in accordance with, the Merger Agreement and the transactions contemplated thereby. To the extent there are any such proceeds remaining following the payment of the amounts described in the foregoing sub-clauses (i) through (iv), such remaining proceeds shall be used by Parent for its general corporate purposes after consummation of the Merger and the other transactions contemplated under the Merger Agreement.

ARTICLE VI

CONDITIONS TO OBLIGATION TO CLOSE

Section 6.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the transactions contemplated hereunder shall be subject only to the satisfaction (or waiver by the Parties), at or prior to the Share Closing, of each of the following conditions:

(a) the satisfaction, or waiver by Parent, of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger set forth in Sections 8.1 and 8.2 of the Merger Agreement as in effect from time to time (other than those conditions that by their nature are to be satisfied at the Closing); and

(b) the substantially concurrent consummation of the Closing; provided, that if the Company seeks specific performance in accordance with Section 10.10 of the Merger Agreement and the Parent or Merger Sub is required by a court of competent jurisdiction to specifically perform their obligations to effect the Closing pursuant to the Merger Agreement, the conditions set forth in this sub-clause (b) shall be deemed satisfied.

ARTICLE VII

TERMINATION

Section 7.1 Termination of Agreement. This Agreement shall automatically terminate in the event and at the time that the Merger Agreement is validly terminated in accordance with its terms.

Section 7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any Liability on the part of any Party; provided, however, that the provisions of this ARTICLE VII and ARTICLE IX shall survive any termination hereof pursuant to Section 7.1. Nothing contained in this Section 7.2 shall relieve any Party of any Liability that it may have for any breach of any representation, warranty, covenant or agreement set forth in this Agreement prior to any termination pursuant to Section 7.1.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Parent Indemnification Obligations. Parent shall indemnify, defend and hold harmless each Investor, its Affiliates and their respective officers, directors, employees, agents, representatives and successors and assigns, from and after the Effective Time, against any and all Losses incurred by any of them or to which any of them becomes subject, resulting from, arising out of or relating to (a) any breach of any representation or warranty made by Parent in this Agreement or any other document to be delivered by Parent pursuant to this Agreement, or (b) any breach of any covenant or agreement of Parent contained in this Agreement or in any other document to be delivered by Parent pursuant to this Agreement.

Section 8.2 Investors Indemnification Obligations. Each Investor shall indemnify, defend and hold harmless Parent, its Affiliates and their respective officers, directors, employees, agents, representatives and successors and assigns, from and after the Effective Time, against any and all Losses incurred by any of them or to which any of them becomes subject, resulting from, arising out of or relating to (a) any breach of any representation or warranty made by such Investor in this Agreement or in any other document to be delivered by Parent pursuant to this Agreement, or (b) any breach of any covenant or agreement of such Investor contained in this Agreement or in any other document to be delivered by Parent pursuant to this Agreement.

Section 8.3 Method of Asserting Claims. Claims for indemnification by an Indemnified Party under Section 8.1 or Section 8.2 will be asserted and resolved as follows:

(a) Third-Party Claims. In the event that an Indemnified Party receives notice of the assertion of any claim or the commencement of any Action by a third party in respect of which indemnity may be sought under the provisions of Section 8.1 or Section 8.2 (a “Third-Party Claim”) , the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party. If the Indemnified Party fails to provide the Indemnity Notice with reasonable promptness after the Indemnified Party receives notice of such Third-Party Claim, the Indemnifying Party will not be obligated to indemnify the Indemnified Party with respect to such Third-Party Claim to the extent that the Indemnifying Party’s ability to defend is actually materially prejudiced by such failure of the Indemnified Party. The Indemnifying Party will notify the Indemnified Party as soon as practicable, but in no event later than 30 days (or less if the nature of the Third Party Claim requires) after receipt of the Indemnity Notice as to whether the Indemnifying Party will assume the defense or prosecution of such Third-Party Claim and any litigation resulting therefrom with counsel of its choice (reasonably satisfactory to the Indemnified Party) and at its sole cost and expense.

(i) Defense by Indemnified Party. If the Indemnifying Party (A) chooses not to defend the Third-Party Claim, (B) chooses to defend the Third-Party Claim but any time thereafter fails to prosecute or defend vigorously and diligently or settle (subject to the prior written consent of the Indemnified Party (not to be unreasonably conditioned, withheld or delayed)) the Third-Party Claim, or (C) agrees in writing or if there is a conflict as described in Section 8.3(a)(ii), then the Indemnified Party will have the right (but not the obligation) to defend the Third-Party Claim with counsel (including relevant local counsel) of its choice, at the sole cost and expense of the Indemnifying Party. If it elects to defend the Third-Party Claim, the Indemnified Party will have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third-Party Claim that the Indemnified Party is contesting. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 8.3, and the Indemnifying Party will bear its own costs and expenses with respect to such participation.

(ii) Defense by Indemnifying Party. If the Indemnifying Party notifies the Indemnified Party pursuant to Section 8.3(a) that the Indemnifying Party will assume the defense of the Indemnified Party with respect to the Third-Party Claim, the Indemnifying Party shall include in such notice an acknowledgement of the Indemnifying Party’s obligation to indemnify the Indemnified Party for all Losses relating to such Third-Party Claim and shall defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third-Party Claim by all appropriate proceedings, which proceedings will be vigorously and diligently prosecuted or defended by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party, in each case, subject to the prior written consent of the Indemnified Party (not to be unreasonably conditioned, withheld or delayed). Once the Indemnifying Party has duly assumed the defense of a Third-Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing. The Indemnified Party shall participate in any such defense at its own expense. Notwithstanding the foregoing, if counsel for the Indemnified Party reasonably determines that there is a conflict between the positions of the Indemnifying Party and the Indemnified Party in conducting the defense of such Third-Party Claim or that there are legal defenses available to such Indemnified Party different from or in addition to those available to the Indemnifying Party, then counsel for the Indemnified Party shall be entitled, if the Indemnified Party so elects, to participate in or conduct the defense to the extent reasonably determined by such counsel to protect the interests of the Indemnified Party, at the expense of the Indemnifying Party. If requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third-Party Claim that the Indemnifying Party elects to contest.

(b) Non-Third-Party Claims. In the event any Indemnified Party should have a claim under Section 8.1 or Section 8.2 against any Indemnifying Party that does not involve a Third-Party Claim, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party. The failure or delay by any Indemnified Party to give the Indemnity Notice shall not impair such Indemnified Party’s rights hereunder except to the extent that the Indemnifying Party is actually materially prejudiced by such failure or delay. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the thirty (30) day period following receipt of an Indemnity Notice as to whether the Indemnifying Party disputes the claim described in such Indemnity Notice, the Loss identified in the Indemnity Notice will be conclusively deemed an indemnifiable Loss under Section 8.1 or Section 8.2 and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations within the thirty (30) day period following receipt by the Indemnified Party of notice that the Indemnifying Party disputes its liability with respect to such Loss, such dispute shall be finally settled by binding arbitration pursuant to Section 9.8.

Section 8.4 Further Items Relating to Indemnification. Notwithstanding the foregoing, the right of any Indemnified Party to indemnification under this ARTICLE VIII shall be subject to the following terms:

(a) Notwithstanding anything herein to the contrary, an Investor shall not be obligated to make indemnification payments pursuant to Section 8.2 or have any further liability to Parent hereunder or in connection with the Merger in the event that such Investor has paid pursuant to Section 5.5(b) its share of any reverse termination fee or other amount payable by Parent to the Company in accordance with Section 5.5(b) and its share of fees and out-of-pocket expenses related to the Merger payable in accordance with Section 5.5(c), Section 5.5(d) and Section 5.5(e); provided, that the limitations set forth in this Section 8.4(a) shall not apply to any Losses resulting from, arising out of or relating to any fraudulent acts or intentional misrepresentation.

(b) No Indemnified Party shall be entitled to indemnification for any Losses under Section 8.1(d) unless and until the aggregate amount of Losses suffered, sustained or incurred by such Indemnified Party exceeds $250,000 (the “Deductible”), at which time such Indemnified Party shall be entitled to be indemnified and compensated for its Losses in excess over the Deductible; provided, that the limitations set forth in this Section 8.4(b) shall not apply to any Losses resulting from, arising out of or relating to any fraudulent acts or intentional misrepresentation.

(c) For purposes of calculating damages under this ARTICLE VIII only, all qualifications as to materiality, Material Adverse Effect or similar qualifiers contained in any representation or warranty in this Agreement and the Merger Agreement shall be disregarded.

(d) To the extent that any Losses for which any Investor brings a claim for indemnification pursuant to Section 8.1 are originally incurred by Parent or any of its Subsidiaries or Affiliates, an Investor’s Losses shall be deemed to be equal to the Losses incurred by Parent or any such Subsidiaries or Affiliates, as the case may be, multiplied by the Investor’s Proportionate Pro Forma Ownership.

(e) Parent shall not have any liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including business interruption, diminution of value, loss of future revenue, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement.

Section 8.5 Exclusive Remedies. The Parties acknowledge that, upon the consummation of the Closing, the sole and exclusive remedies of (a) each Investor (including its Affiliates, officers, directors, managers, employees, agents, representatives and successors and permitted assigns) against Parent with respect to any and all Losses resulting from, arising out of or relating to (i) any breach of any representation or warranty contained in this Agreement, or (ii) any failure to perform any covenant or agreement contained in this Agreement and of (b) Parent (including its Affiliates, officers, directors, managers, employees, agents, representatives and successors and permitted assigns) against any Investor with respect to (i) any and all Losses resulting from, arising out of or relating to any breach of any representation or warranty contained in this Agreement, or (ii) any failure to perform any covenant or agreement contained in this Agreement shall be, in each case, the indemnification provisions set forth in this ARTICLE VIII, and no Indemnified Party shall be entitled to pursue, and each Investor and Parent hereby expressly waives, any and all additional remedies that may otherwise be available with respect thereto, except for remedies with respect to any fraudulent acts or intentional misrepresentation by any Investor or Parent. For the avoidance of doubt, (x) nothing in this Section 8.5 shall preclude any Investor from seeking specific performance of, or other equitable relief with respect to, any covenant of any other Party contained in this Agreement and (y) and the sole and exclusive remedy of the other Parties with respect to any failure of any Investor to fund its Subscription Price on the terms and subject to the conditions contained in this Agreement shall be the enforcement of the provisions contained in Section 5.5(b) and either Section 5.5(d) or Section 5.5(e), as applicable.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Expenses. Except as expressly provided herein, each of the Parties will bear its own costs and expenses in connection with this Agreement and the Transactions.

Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) upon receipt if delivered personally, or if by email, upon confirmation of receipt by email, (ii) one (1) Business Day after being sent by express courier service, or (iii) three (3) Business Days after being sent by registered or certified mail, return receipt requested. All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to an Investor, in accordance with the contact information set forth next to such Investor’s name on Schedule A.

If to Parent:

RUNION Holding Limited

Floor 11, Building 2, Lvgu Chuangzhi Development Center

788 Hongpu Road

Jianggan District, Hangzhou 310000

People’s Republic of China

Attention: Lei Sun

Email: 987351866@qq.com

with a copy (which shall not constitute notice) to:

King & Wood Mallesons

28th Floor, China Resources Tower

2666 Keyuan South Road, Nanshan District

Shenzhen, Guangdong 518052

People’s Republic of China

Attention: Ling Huang, Esq.

Email: ling.huang@cn.kwm.com

Section 9.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby and the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby and the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.4 Entire Agreement. This Agreement, the Merger Agreement, the Rollover Agreement and the Limited Guarantees constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all contemporaneous or prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof.

Section 9.5 Specific Performance. Each Investor acknowledges and agrees that monetary damages would not be an adequate remedy in the event that any covenant or agreement of such Investor in this Agreement is not performed in accordance with its terms, and therefore agrees that, in addition to and without limiting any other remedy or right available to Parent or the Company, as applicable, each of Company (at the direction of the Special Committee) and Parent will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each Investor agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by Parent or the Company, as applicable, shall not preclude the simultaneous or later exercise of any other such right, power or remedy by Parent or the Company.

Section 9.6 Amendments; Waivers. No amendment or waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed by each Party and the Company (acting at the direction of the Special Committee). Neither this Agreement nor any provision hereof may be amended, modified, supplemented, terminated or waived except by an agreement in writing signed by each of the Parties and the Company (acting at the direction of the Special Committee). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law rules or provisions that would cause the application of the Laws of any jurisdiction other than the State of New York.

Section 9.8 Dispute Resolution; Jurisdiction; Enforcement. Any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement and schedules hereto shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English, and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 9.9 Third-Party Beneficiaries. There are no third-party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer on any Person other than the Parties (and their respective successors, heirs and permitted assigns), any rights, remedies, obligations or liabilities, except as specifically set forth in this Agreement; provided, however, that (i) the Company is an express third-party beneficiary of this Agreement with the right to rely on the Agreement and (ii) if the Company has obtained an order of specific performance pursuant to Section 10.10 of the Merger Agreement, the Company is an express third party beneficiary of the rights granted to Parent under this Agreement to the extent of the rights set forth in ARTICLE II and ARTICLE IX (other than Section 9.1) and shall be entitled to specific performance (or another non-monetary equitable remedy) to cause each Investor to fund its respective Subscription Price pursuant to and in accordance with Section 2.1 to enable Parent and Merger Sub to effect the Closing under the Merger Agreement.

Section 9.10 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Investors (whether by operation of Law or otherwise) without the prior written consent of Parent and the Company (acting at the direction of the Special Committee). Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 9.11 No Presumption Against Drafting Party. Each of the Parties acknowledges that it has been represented by independent counsel in connection with this Agreement and the Transactions. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

Section 9.12 Counterparts. This Agreement may be executed in two or more consecutive counterparts (including by email pdf format), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by email pdf format or otherwise) to the other Parties; provided, however, that if any Investor fails for any reason to execute, or perform its obligations under, this Agreement, this Agreement shall remain effective as to all Parties executing this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RUNION HOLDING LIMITED

By:	/s/ Min Feng
Name: Min Feng
Title: Director

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RUHNN1106 INVESTMENT LIMITED

By:	/s/ Min Feng
Name: Min Feng
Title: Director

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PROFITWISE LIMITED

By:	/s/ Bainian Shou
Name: Bainian Shou
Title: Director

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SHANGHAI HECHEN ENTERPRISE MANAGEMENT CENTER (LIMITED PARTNERSHIP) (上海贺琛企业管理中心（有限合伙）)

By:	/s/ Yi Han
Name: Yi Han
Title: Executive Partner

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SHANGHAI YINGJUN ENTERPRISE MANAGEMENT CENTER (LIMITED PARTNERSHIP) (上海映鋆企业管理中心（有限合伙）)

By:	/s/ Ling Wang
Name: Ling Wang
Title: Executive Partner

SCHEDULE A

INVESTORS

Name	Number of Shares (Class A Ordinary Shares)	Subscription Price ($)	Address
Ruhnn1106 Investment Limited	20,436,140	14,574,436.92	Floor 12, Building 2, Lvgu Chuangzhi Development Center, 788 Hongpu Road, Jianggan District, Hangzhou, China 310000 Attention: Min Feng Email: 6979510@qq.com

Profitwise Limited	28,929,260	20,631,473.22	Building A, Block C, Huanglong Century Plaza, No. 1, Hangdalu, Hangzhou China Attention: Bainian Shou Email: shoubainian @chinagreentown.com; yaoyin@chinagreentown.com

Shanghai Hechen Enterprise Management Center (Limited Partnership) (上海贺琛企业管理中心（有限合伙）)	21,411,530	15,270,055.57	West Building, No. 2218 Hunan Road, 18F Pudong New District Shanghai, China Attention: Yi Han Email: 875588285@qq.com

Shanghai Yingjun Enterprise Management Center (Limited Partnership) (上海映鋆企业管理中心（有限合伙）)	20,340,950	14,506,550.29	West Building, No. 2218 Hunan Road, 18F Pudong New District Shanghai, China Attention: Ling Wang Email: wanglingsmmg@aliyun.com

Total	91,117,880	64,982,516.00	—

SCHEDULE B

PARENT OWNERSHIP AND PROPORTIONATE PRO FORMA OWNERSHIP

Shareholders	Class A Ordinary Shares	Class B Ordinary Shares	Approximate Shareholding Percentage in Parent Immediately Following the Closing	Proportionate Pro Forma Ownership[1]
Ruhnn1106 Investment Limited	20,436,141[2]	—	4.94%	22.4282%
Profitwise Limited	28,929,260	—	7.00%	31.7493%
Shanghai Hechen Enterprise Management Center (Limited Partnership) (上海贺琛企业管理中心（有限合伙）)	21,411,530	—	5.18%	23.4987%
Shanghai Yingjun Enterprise Management Center (Limited Partnership) (上海映鋆企业管理中心（有限合伙）)	20,340,950	—	4.92%	22.3238%
Total – Investors	91,117,880	—	22.05%	100%
Total – Rollover Shareholders	153,954,659	168,202,585	77.95%	—
Total – All Parent Shareholders	245,072,542[3]	168,202,585	100%	—

1

These percentages will be the percentage of each Investor’s Subscribed Shares in the total amount of the Subscribed Shares and shall be such party’s “Proportionate Pro Forma Ownership” as defined in the Agreement.

2	In addition to Class A Ordinary Shares of Parent to be issued hereunder and under the Rollover Agreement, one (1) Class A ordinary Share of Parent has been issued to Ruhnn1106 Investment Limited.

3

In addition to Class A Ordinary Shares of Parent to be issued hereunder and under the Rollover Agreement, one (1) Class A ordinary Share of Parent has been issued to each of Ruhnn1106 Investment Limited, LEIYU Investment Limited and YangMing Investment Limited.